UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.27 )*

                             Meris Laboratories Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    589848100
                                 (CUSIP Number)

 JoAnn M. Strasser, Esq., Brown, Cummins, & Brown Co., L.P.A., 3500 Carew Tower,
             441 Vine Street, Cincinnati, Ohio 45202 (513) 381-2121
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    10/20/97
             (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule G to report the acquisition which is the subject of this Schedule D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
  [  ]

           The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsquenent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Morton H. Sachs

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)
                                                            (B) X
3.SEC USE ONLY

4.SOURCE OF FUNDS
           PF;OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.

NUMBER OF              7.  SOLE VOTING POWER                      433,200
SHARES
BENEFICIALLY           8.  SHARED VOTING POWER                          0
OWNED BY
EACH                   9.  SOLE DISPOSITIVE POWER                 433,200
REPORTING PERSON
WITH                   10. SHARED DISPOSITIVE POWER                     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           433,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           5.4%

14.   TYPE OF REPORTING PERSON*
           IN

                                       13D
                             Additional Information
Item # 1.(a) Name of Issuer:
           Meris Laboratories Inc.

   (b) Address of Issuer's Principal Executive Offices:
           110 Summit Avenue
           P.O. Box 460
           Montvale, NJ 07645

2. (a) Name of Person Filing:
           Morton H. Sachs
   (b) Address of Principal Business Office for Each of the Above:
           1346 South Third Street
           Louisville, KY  40208
   (c) Principal Occupation
           Investment Adviser
   (d) No
   (e) No
   (f) Citizenship:
           United States

3. Source and Amount of Funds or Other Consideration:
           Reporting Person disclaims beneficial ownership of 123,200 shares, which represents the shares beneficially owned by the advisory clients of Morton
H. Sachs & Company dba The Sachs Company (the "Disclaimed Shares").


4.Purpose of the Transaction:
           N/A

   5.Interest in Securities of the Issurer:
   (a) Reporting person may be deemed to beneficially own 433,200 shares of common stock, representing 5.4% of the outstanding stock of the Issuer.

   (b) Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of such Reporting person's shares of the Issurer's stock.

   (c) See list below of transactions affecting beneficial ownership for Morton
H. Sachs:

                                     PRICE                    TRADE
              TRADE                   PER        TOTAL        AFFECTED
              DATE       SHARES      SHARE       COST         THROUGH
              ----       ------      -----       ----         -------
PURCHASES:


SALES:                                           TOTAL
                                                PROCEEDS
                                                --------
             10/7/97      15,000      0.030        449.99     LEGG MASON
             10/7/97       5,000      0.030        149.99     LEGG MASON
            10/10/97      40,000      0.030       1199.96     MAXUS SECURITIES
            10/13/97       1,800      0.025         44.99     LEGG MASON
            10/20/97       4,100      0.025        102.50     LEGG MASON
            10/20/97       3,000      0.025         75.00     LEGG MASON
            10/20/97       2,900      0.025         72.50     LEGG MASON
            10/20/97      20,000      0.025        499.97     LEGG MASON
            10/20/97       5,000      0.025        125.00     LEGG MASON
            10/20/97       2,000      0.025         50.00     LEGG MASON
            10/20/97      18,000      0.025        449.98     LEGG MASON
            10/20/97       5,000      0.025        124.99     LEGG MASON

   (D) WITH RESPECT TO THE DISCLAIMED SHARES, EACH ADVISORY CLIENT HAS THE RIGHT TO RECEIVE DIVIDENDS FROM, AND PROCEEDS FROM THE SALE OF, ITS RESPECTIVE SHARES.

   (E) N/A

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSURER:
           REPORTING  PERSON  HAS  ENTERED  INTO  NO  CONTRACTS,   ARRANGEMENTS,
UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

7.  MATERIALS TO BE FILED AS EXHIBITS
           NONE

REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF 123,200 SHARES, WHICH REPRESENTS THE SHARES BENEFICIALLY OWNED BY THE ADVISORY CLIENTS OF MORTON H. SACHS & COMPANY DBA THE SACHS COMPANY.

           AFTER REASONABLE INQUIRY AND TO THE BEST OF THE UNDERSIGNED'S KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


DATED AS OF    OCTOBER 20, 1997           SIGNATURE BY: /S/ MORTON H. SACHS
--------------------------------                        -------------------
DATED ON:      DECEMBER 11, 1997                        MORTON H. SACHS
--------------------------------                        -------------------